Exhibit I-1
                             Proposed Form Of Notice

SECURITIES AND EXCHANGE COMMISSION
(Release No. 35-_____)
Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

__, 2001

     Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by __, 2001 to the Secretary, Securities and Exchange Commission, 450 5th Street, N.W., Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After __, 2001, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

                                    * * * * *

National Grid Group plc, et al. (70-_____)

     National Grid Group plc ("National Grid"), National Grid (US) Holdings Limited, and National Grid (US) Investments, located at 15 Marylebone Road, London NW15JD, United Kingdom and National Grid USA, 25 Research Drive, Westborough, MA 01582, (collectively, the "Applicants"), each a holding company registered under the Public Utility Holding Act of 1935 (the "Act"), have filed an application-declaration under Sections 3(a)(1), 3(a)(5), 5, 6(a), 7, 9(a), 10, 12 and 13 of the Act and Rules 20, 42, 43, 45, 52, 53 and 88 thereunder.

Authorization Requested, Generally

     Applicants seek approvals relating to the proposed acquisition of Niagara Mohawk Holdings, Inc. ("NiMo"), a New York public utility holding company exempt from registration under Section 3(a)(1) of the Public Utility Holding Company Act of 1935 (the "1935 Act" or "Act"). Applicants propose that upon the satisfaction of certain conditions, including receipt of all necessary regulatory approvals, (i) New National Grid plc will become a holding company of National Grid Group plc ("NGG") with a share-for-share exchange of the outstanding common stock of NGG for New National Grid plc stock (the "Restructuring"), and (ii) a wholly-owned direct subsidiary of New National Grid plc, Grid Delaware, Inc. ("Grid Delaware"), will merge with and into NiMo, with NiMo as the surviving corporation (the "Merger"). New National Grid plc will be renamed National Grid Group plc after the implementation of the Merger and Restructuring and is hereinafter referred to as National Grid.

     Applicants represent that the Merger, which values NiMo's common stock at approximately $3 billion, will create a stronger combined company, yielding significant benefits for customers, communities, shareholders, employees and the region. The application states that the Merger builds on National Grid's existing New England base and gives it a much stronger U.S. presence with neighboring regional territories in New England and New York. Niagara Mohawk's electricity system, which interconnects with the National Grid USA's system, consists of 9,327 miles of transmission lines and 41,000 miles of distribution networks. In terms of customer numbers, Niagara Mohawk is of a similar size to National Grid USA, serving in excess of 1.5 million electric customers. Niagara Mohawk is also the third largest gas distribution company in New York State, serving over 540,000 gas customers. The Merger will form the ninth largest electric utility in the U.S. with pro forma U.S. revenues of approximately $6.7 billion, a customer base of 3.2 million and a service territory of approximately 29,450 square miles.

     Applicants represent that customers will benefit from National Grid's commitment to work closely with regulators to provide stable pricing for energy delivery services for customers in its upstate New York service territory. NiMo's shareholders will benefit from the purchase of their shares at a premium to the market price and from the opportunity to receive equity in a vibrant, profitable global company like National Grid. National Grid's shareholders will benefit from National Grid's significantly expanded platform for growth in a rapidly deregulating U.S. market. The application states that over the ten year period from 2002 through 2011, savings of $895 million before costs to achieve, or approximately $90 million per year, are expected from Merger-related cost synergies and the sharing of best practices across the operations of National Grid USA and NiMo.

     To implement the Restructuring, National Grid will acquire all the issued and outstanding common stock of NGG, a registered electric public-utility holding company, and indirectly acquire the intermediate registered holding companies and public utility companies that are currently NGG subsidiaries. National Grid also requests authorization to effect the Merger and, indirectly, to acquire NiMo's utility and nonutility subsidiaries. In addition, the following authorizations relative to the operations of the post-Merger system are requested:

o National Grid proposes to succeed to the authorizations granted to NGG in the NEES Acquisition Order, to extend that authorization to March 31, 2005, and to modify it in certain respects as set forth in this Application.

o National Grid intends to acquire NiMo in the Merger with a combination of its stock and cash. Accordingly, National Grid requests authorization to issue its common stock pursuant to the Merger and to issue and sell debt securities to finance, and as necessary refinance, the cash portion of the Merger consideration.

o National Grid also proposes to issue equity and debt securities for general corporate financing purposes related to the business of the National Grid System post-Merger in an amount outstanding at any one time not to exceed $5 billion through March 31, 2005 (the "Authorization Period").

o In addition, NiMo and its subsidiaries propose to issue and sell securities to finance their businesses as set forth in more detail below.

o NiMo and its subsidiaries propose to enter into various affiliate transactions with National Grid System companies after the Merger. In particular the NiMo companies will (1) enter into service contracts with National Grid USA Service Company and (2) enter into a consolidated tax allocation agreement with other National Grid System companies.

o NiMo and its subsidiaries propose to pay dividends out of capital and unearned surplus.

o Applicants seek authority to retain the gas operations of NiMo's principal subsidiary, Niagara Mohawk Power Corp.

o    To  efficiently  integrate  the NiMo  subsidiaries  into the National  Grid
     System,   Applicants  request  the  flexibility  to  reorganize  nonutility subsidiaries without the need to seek further Commission authorization.

o Applicants request exemptions for NiMo and certain Canadian holding companies and public utility companies under Section 3 of the Act.

     The National Grid System received comprehensive financing and affiliate transactions authorization in connection with the Commission's order approving the acquisition of New England Electric System ("NEES")./1 This Application also seeks to amend the authorization granted in the NEES Acquisition Order to accommodate the integration of the NiMo system into the National Grid System. The proposed transactions are described in more detail below.

The Companies

     NGG is a registered holding company under the 1935 Act. Through its wholly owned indirect subsidiary, The National Grid Company ("NGC"), NGG's principal business in the UK is the transmission of electricity in England and Wales. Following the approval and implementation of the Restructuring and the Commission's authorization of this Application, National Grid will be the holding company for the National Grid System./2


------------
1    The National  Grid Group plc,  Holding Co. Act Release No. 27154 (Mar.  15,
     2000) ("NEES Acquisition Order").

2 National Grid was incorporated in England and Wales on July 11, 2000 and it does not currently conduct any business activities. An executive director of NGG holds 10 ordinary shares (10 pence par value) of National Grid and NG Nominees Limited owns 499,990 ordinary shares. This level of issued share capital is required for the company to re-register as a plc in connection with the Restructuring.
------------


     National Grid USA is an indirect wholly-owned subsidiary of NGG. National Grid USA owns companies which deliver electricity to approximately 1.7 million customers in Massachusetts, Rhode Island and New Hampshire. These electric public utility companies own and operate approximately 34,000 miles of transmission and distribution lines in New England. The National Grid USA family of companies includes four electricity distribution companies: Massachusetts Electric Company, The Narragansett Electric Company, Granite State Electric Company, and Nantucket Electric Company. The distribution companies focus on delivering electricity to residential, commercial, and industrial customers.

     National Grid USA's subsidiary, New England Power Company ("NEPCO"), is the operator of electricity transmission facilities in the states of Massachusetts, Rhode Island, New Hampshire, and Vermont. NEPCO also holds National Grid USA's remaining interests in generating units, which the company is actively seeking to divest.

     National Grid USA's public utility subsidiary companies are members of the New England Power Pool ("NEPOOL") and they have transferred control over their pool transmission facilities system to Independent System Operator New England ("ISO-NE"). ISO-NE operates the transmission systems of all of the public utility systems in New England.

     NiMo is a New York corporation and a public utility holding company exempt under Section 3(a)(1) of the Act by Commission order./3 NiMo has two direct subsidiaries: (1) Niagara Mohawk Power Corp. ("Niagara Mohawk"), a combination electric and gas public utility company, and (2) Opinac North America, Inc. ("Opinac"), a company mainly engaged in unregulated activities in the energy industry, but also a holding company over two Canadian public-utility companies. Niagara Mohawk comprises 98% of NiMo's total assets and generates 94% of NiMo's total revenues.


------------
3    Niagara Mohawk Holdings,  Inc., Holding Co. Act Release No. 26986 (March 4,
     1999).
------------


     Niagara Mohawk provides electric service and sells, distributes and transports natural gas to approximately 1,535,000 electric and 543,000 gas customers in eastern, central, northern and western New York State. Niagara Mohawk provides electric service to the cities of Buffalo, Syracuse, Albany, Utica, Schenectady, Niagara Falls and Troy. As of December 31, 1999, Niagara Mohawk had approximately 128,000 miles of electric transmission and distribution lines. Niagara Mohawk owns and operates 100% of the 613 MW Nine Mile Point Nuclear Station Unit No. 1 and 41% of the 1,143 MW Nine Mile Point Nuclear Station Unit No. 2. Niagara Mohawk has entered into an agreement to sell its nuclear plant interests to Constellation Nuclear LLC, a wholly-owned subsidiary of Constellation Energy Group, Inc. Niagara Mohawk also has an interest in 58.5 MW of hydroelectric generation facilities that it has leased to third parties.

     Niagara Mohawk has transferred control of its transmission system to the New York Independent System Operator ("NYISO"). The NYISO is an independent operator of the electric transmission systems of all of the public utility systems in New York State.

     Niagara Mohawk also purchases, transports and distributes natural gas in eastern, central and northern New York State in an area that generally extends from Syracuse to Albany. Gas utility service is provided largely in areas where Niagara Mohawk also provides electrical service.

     Niagara Mohawk's wholly-owned nonutility subsidiaries are NM Uranium, Inc., NM Properties, Inc., NM Receivables LLC and NM Receivables Corp. II. NM Uranium, Inc. has an interest in a uranium mining facility in Live Oak County, Texas, which is now closed and in the process of reclamation and restoration. NM Properties, Inc. engages in the divestiture, or in conjunction with others, the development of real property formerly owned by Niagara Mohawk. NM Receivables, LLC, a single-purpose, financing subsidiary, purchases and resells Niagara Mohawk's customer receivables, including accrued unbilled revenues. NM Receivables, LLC is over 99.99% owned by Niagara Mohawk and is also owned by NM Receivables Corp. II, which is a wholly owned subsidiary of Niagara Mohawk.

     Opinac's wholly-owned, direct subsidiaries are Opinac Energy Corporation ("Opinac Energy") and Niagara Mohawk Energy, Inc. ("NM Energy"). Opinac Energy is a Canadian corporation that owns a portfolio of cash equivalent securities and owns a 50% interest in Canadian Niagara Power Company Limited ("CNP Limited")./4 CNP Limited is a Canadian public utility company based in Ontario, Canada that generates electricity and supplies and markets energy and energy services in Ontario and throughout the northeastern U.S. CNP Limited owns and operates the William B. Rankine Generating Station, a 74.6 MW hydroelectric plant located on the Canadian side of the Niagara River at Niagara Falls. Opinac Energy was granted an exemption by Commission order under Section 3(a)(5) of the Act, with respect to its interest in CNP Limited./5


------------
4 The remaining 50% of CNP Limited is owned by Fortis Inc., an unaffiliated holding company with interests in utilities, real estate, hotels, and financial services.

5    Opinac Energy Corporation, Holding Co. Act Release No. 25632 (September 16,
     1992).
------------


     On March 31, 1999, the transmission and distribution assets of CNP Limited were transferred to a 100% owned subsidiary, Canadian Niagara Power Inc. ("CNP Inc"). The transfer was made to comply with the Electricity Act of 1998 and with regulations of the Ontario Energy Board. CNP Inc distributes electricity to residential, commercial and industrial customers in Fort Erie, Ontario. CNP Inc has an international electric interconnection with Niagara Mohawk that provides back-up power in the event of an outage at Niagara Falls. CNP Inc also has a 25 hertz transmission line that interconnects the 25 hertz grid in Niagara Falls, Ontario with the Niagara Mohawk system in Buffalo, N.Y. CNP Inc serves approximately 14,600 customers with 44 employees, 32 km of transmission lines and 900 km of distribution lines. For the twelve months ended September 30, 2000, CNP Limited sold 269,784 MWh to CNP Inc for $6.8 million and sold 422,714 MWh to various parties in the northeastern U.S. CNP Limited engaged solely in wholesale energy transactions during this period. Applicants request that the Commission grant Opinac and CNP Limited an exemption under Section 3(a)(5) with respect to its ownership of CNP Inc and affirm Opinac Energy's exemption under
Section 3(a)(5) in this proceeding.

     On January 19, 2001, CNP Limited announced that it had signed a letter of intent with the City of Port Colborne, Ontario to lease the electricity distribution business of Port Colborne Hydro, Inc. ("Port Colborne Hydro"). Under the terms of the 10-year deal, CNP Inc will receive all revenues from Port Colborne Hydro in exchange for assuming responsibility for the operations of the business. The City of Port Colborne will receive lease payments from CNP Inc. CNP Inc will finance and own all capital additions and will hold an option to purchase the business for fair market value at the end of the 10-year term. Port Colborne is located on the north shore of Lake Erie at the entrance to the Welland Canal. The utility serves approximately 9,000 customers within the City of Port Colborne.

     CNP Inc has also recently acquired a 10% interest in two newly-formed regional electric distribution companies in Ontario, Westario Power Holdings Inc. ("Westario Power") and Rideau St. Lawrence Holdings Inc. ("Rideau St. Lawrence"). Westario Power serves 20,000 customers in the counties of Bruce, Grey and Huron, Ontario. Rideau St. Lawrence serves 6,000 customers in the counties of Leeds-Grenville and Stormont-Dundes, Ontario./6


------------
6 Completion of these transactions is subject to the review and approval of the Ontario Energy Board.
------------


     Opinac is also a holding company over partially-owned subsidiaries engaged in energy-related businesses, including: (a) Telergy, Inc. a company engaged in the construction, ownership and operation of a fiber optic telecommunications network, and; (b) EVonyx, Inc., a research and development company that has developed and intends to commercialize new fuel cell and battery technology.

     NM Energy is an energy marketing and services company. Through its wholly-owned direct subsidiary Niagara Mohawk Energy Marketing, Inc., NM Energy purchases electricity and gas for resale both within and outside New York State, through short-term (forward contracts) or spot market purchases. NM Energy is also a holding company over partially-owned subsidiaries engaged in energy-related businesses, including: (a) Telergy Central LLC, a company engaged in the construction, ownership and operation of a fiber optic telecommunications network; (b) Direct Global Power, a company doing business in photovoltaics, and
(c) Northern Power Systems Inc., a company that in the business of remote power systems, renewable energy and power systems solutions.

     The table below shows the capitalization of NGG, NiMo, and the National Grid combined system on a pro forma basis as of September 30, 2000, according to U.S. GAAP.

------------------- ----------- ---------- ---------- -------- --------- -------------- -------------- ------------
                    NGG ($ mm)  NGG (%)    NiMo       NiMo     Acqui-    Consolidating  Pro Forma      Pro Forma
                                           ($ mm)     (%)      sition    Adjustments    Combined       Combined
                                                               Cost                     ($ mm)         (%)
------------------- ----------- ---------- ---------- -------- --------- -------------- -------------- ------------
Short-term debt*         1,594         15        873       10                                   2,467           12
------------------- ----------- ---------- ---------- -------- --------- -------------- -------------- ------------

Long-term debt           5,016         47      4,712       54     1,075                        10,803           55
------------------- ----------- ---------- ---------- -------- --------- -------------- -------------- ------------

Preferred stock             49          1        494        6                                     543            3
------------------- ----------- ---------- ---------- -------- --------- -------------- -------------- ------------

Minority interest           32          -          -        -                                      32            -
------------------- ----------- ---------- ---------- -------- --------- -------------- -------------- ------------

Common stock             3,941         37      2,721       31     2,030        (2,721)          5,971           30
equity
------------------- ----------- ---------- ---------- -------- --------- -------------- -------------- ------------

Total                   10,632       100%      8,800     100%                                  19,816         100%
------------------- ----------- ---------- ---------- -------- --------- -------------- -------------- ------------



* Includes current maturities of long-term debt, plus for NiMo only, sinking fund payments on preferred stock.

The Merger and the Restructuring

     The Agreement and Plan of Merger and Scheme of Arrangement by and among NGG, NiMo, National Grid, and Grid Delaware, dated as of September 4, 2000 and amended December 1, 2000 ("Merger Agreement"), contemplates a scheme of arrangement (previously defined as the "Restructuring") and a Merger which taken together will result in the creation of National Grid, a new holding company for the National Grid System, and the acquisition by National Grid of NiMo.

     The Restructuring involves canceling and exchanging NGG's existing shares for shares of National Grid, with NGG becoming a wholly owned subsidiary of National Grid. The Merger Agreement contemplates that Grid Delaware, a wholly owned subsidiary of National Grid, will merge into NiMo with NiMo surviving. Upon the closing of the Merger, NiMo will be a subsidiary of National Grid and will subsequently be transferred to become a wholly-owned subsidiary of National Grid USA. It is intended that the Restructuring and Merger taken together will qualify as a tax-free transaction within the meaning of Section 351 of the Internal Revenue Code of 1986, as amended. The Restructuring will be implemented immediately prior to the Merger.

     The Merger and Restructuring would be effected though a series of transactions involving special purpose acquisition corporations, temporary intercompany loans (including transitory upstream loans that will not survive the Merger/7), the acquisition of securities, share repurchases or redemptions and other transactions. After the Merger, however, all of the NiMo stock will be owned by National Grid USA, NiMo's current subsidiaries will remain its subsidiaries and the temporary loans entered into to effect the Merger will have been unwound.

     The time when the Merger is completed is referred to as the "Merger Effective Time", and the time when the Restructuring is completed is referred to as the "Restructuring Effective Time". At the Merger Effective Time, all of the shares of common stock of Grid Delaware issued and outstanding prior to the Merger will be converted into the right to receive common stock of NiMo. Each share of NiMo common stock will be converted into the right to receive the merger consideration in the form of cash, ADSs or a combination of cash and ADSs./8


------------
7 Upstream loans will be limited to loans by wholly-owned direct or indirect subsidiaries of NGG and National Grid and will not be funded by any public utility subsidiary companies. Such loans are intended to provide a mechanism for conveying the Merger consideration and the acquired NiMo interest to the appropriate company in the National Grid System and, in addition, the loans permit National Grid to avail itself of exemptions in respect of taxes that might otherwise arise on implementation of the structure. The upstream loans will not survive the Merger.

8 Trading in the common stock of NiMo on the New York Stock Exchange will cease immediately following the Merger Effective Time. At such time, the common stock will be delisted from the New York Stock Exchange. Registration of the common stock under the Securities Exchange Act of 1934, as amended, will also be terminated. Niagara Mohawk, however, will have publicly held preferred stock and debt outstanding after the Merger and will continue as a reporting entity under the Federal securities laws.
------------


     The per share merger consideration will be $19.00 if the Average Price (defined below) is between $32.50 and $51.00. In the event that the Average Price is greater than $51.00, the per share consideration received by NiMo shareholders will increase by two-thirds of the percentage of the increase in value over $51.00. In the event that the Average Price is less than $32.50, the per share consideration received by NiMo shareholders will decrease by two-thirds of the percentage of the decrease in value below $32.50. NiMo shareholders can elect to receive their consideration in cash, ADSs or as a combination of both, subject to the aggregate cash consideration paid being $1.015 billion. If cash elections received from NiMo shareholders exceed $1.015 billion, NGG has the option, but not the obligation, to increase the cash component of the consideration. If elections for one form of consideration exceed the amount of such form of consideration to be issued in the Merger, all shareholders electing the oversubscribed form of consideration will receive, on a pro rata basis, some of the undersubscribed form of consideration.

     "Average Price" means the average of the closing prices of NGG ordinary shares, as derived from the Daily Official List of the London Stock Exchange (converted to a US dollar value using the exchange rate for each date for which the closing price is to be determined as reported in The Financial Times) for 20 trading days selected at random (using mutually agreed upon procedures) in the period of 40 consecutive London Stock Exchange trading days ending on the close of business on the tenth London Stock Exchange trading day prior to the election deadline, multiplied by five.

     The Merger Agreement provides that the closing of the Merger shall take place on the business day that is no later than the first business day that is forty days following the date on which the last of certain conditions to the Merger is fulfilled or waived and which is also after, but no more than seven days after the Restructuring is sanctioned by the High Court in London, England, or as mutually agreed by the parties to the Merger Agreement. A form of election with respect to the form of consideration to be received will be mailed to NiMo shareholders of record not more than 90 days or fewer than 30 days prior to the closing date. Elections must be received by the fifth business day immediately preceding the closing date.

     The Merger will be accounted for under the purchase method of accounting, in accordance with generally accepted accounting principles. Under the purchase method of accounting, the purchase price of NiMo, including direct costs of the acquisition, will be allocated to the assets acquired and liabilities assumed based upon their estimated fair values, with the excess, i.e., the difference between the purchase price, representing fair value, and the fair value of the identified assets acquired, recorded as goodwill.

     The application states that the board of directors of NGG intends to recommend to NGG shareholders a proposal to form a new holding company for the National Grid System. The holding company structure will be effected through a Restructuring which must be sanctioned by the High Court in London, England and approved by NGG's shareholders. Under the Restructuring, National Grid will issue one share in National Grid in exchange for each outstanding NGG share. As a result, National Grid will become the holding company for NGG. NGG expects that the special share in NGG will be canceled and that National Grid will issue a special share to the holder of the NGG special share./9


------------
9 National Grid's authorized share capital will be 2,125,000,000 ordinary shares of 10p each and one special rights non-voting redeemable preference share of (pound)1.
------------


     The ordinary shares of National Grid will be listed for trading on the London Stock Exchange and National Grid ADSs will be listed for trading on the New York Stock Exchange. National Grid will be subject to the registration and disclosure requirements of the US securities laws.

     The rights attaching to National Grid ordinary shares will be the same in all material respects as those currently attaching to NGG ordinary shares. Thus, after the Restructuring is implemented (but before completion of the Merger), holders of National Grid ordinary shares will have their interest in NGG replaced by an equivalent proportionate interest in National Grid and, subject to the effect of exercise of options to subscribe for NGG shares granted under NGG share plans, their proportionate interests in the profits, net assets and dividends of NGG will not be affected.

Financing the Merger

     As described above, NiMo shareholders will receive both National Grid ordinary shares and cash as consideration in the transaction. National Grid will fund the cash portion of the Merger consideration with a combination of cash on hand, the proceeds of bond issuances, bank borrowings under one or more credit facilities and forward underwriting commitments which will be established prior to completion of the Merger (collectively the "Credit Facilities"). The amount that will be borrowed under Credit Facilities to finance the Merger and the value of the ordinary shares issued in connection with the Merger will not exceed an aggregate of $4 billion outstanding at any one time through March 31, 2005. The Merger-related financing limit is separate from the $5 billion aggregate financing limit proposed in this Application concerning the financing of the National Grid System post-Merger. Any Credit Facility entered into to finance the Merger will comply with all the terms and conditions applicable to debt issued by National Grid and discussed further below in Item 1.E./10


------------
10 A Credit Facility may have multiple intended uses. National Grid may enter into one or more Credit Facilities to provide funding for the Merger, to refinance previously incurred merger-related debt and to finance authorized or permitted general corporate activities. To the extent funds from a Credit Facility are used to fund or refinance the Merger consideration, they would be counted against the $4 billion limit. To the extent Credit Facility borrowings are used for other authorized or permitted corporate purposes, they would count against the $5 billion limit.
------------


Management and Operations of Niagara Mohawk Following the Merger

     The application states that upon completion of the transaction, National Grid USA will assume ownership of NiMo and its subsidiary companies, including Niagara Mohawk. Niagara Mohawk will retain a significant presence in New York; its operating headquarters will stay in Syracuse and local facilities for customer service, maintenance and field operations will be maintained as necessary. National Grid will honor or will cause the appropriate subsidiary to honor all collective bargaining agreements in effect at the Merger Effective Time until their expiration and assume all rights and obligations under those agreements. Niagara Mohawk will be re-branded "Niagara Mohawk, a National Grid Company."

     For at least two years following the Merger, NiMo will have an advisory board comprised of up to 12 persons who were, immediately prior to the Merger, serving as non-executive members of NiMo's board of directors, who are not appointed to serve on the National Grid board of directors and who are willing to serve in such capacity on the advisory board. The function of the advisory board will be to advise NiMo's board of directors with respect to general business as well as opportunities and activities in the State of New York and to maintain and develop customer relationships in New York. The advisory board will meet at least three times a year.

     For a period of two years following the Merger, William E. Davis will serve as Chairman of the board of directors of National Grid USA and two other current executive officers of NiMo as determined by NGG will serve on the board of directors of National Grid USA.

     National Grid also will take all actions necessary to appoint all members serving on the NGG board of directors immediately prior to the Merger, the current CEO of NiMo and one additional outside director of the board of directors of NiMo, as determined by NGG, to serve on the National Grid board of directors following the Merger Effective Time.

     NGG is currently a public utility holding company registered under Section 5 of the 1935 Act. In connection with the Merger and Restructuring, NGG will cease to be an indirect holding company over National Grid USA and its intermediate holding company parents./11 NGG will, however, continue as the parent company of National Grid Holdings Limited, a foreign utility company under Section 33 of the Act (a "FUCO"). Accordingly, NGG will deregister as a holding company under the Act and submit a notification on Form U-57 to obtain FUCO status.


------------
11 NGG may, however, continue to lend funds in certain circumstances to one or more Intermediate Companies.
------------


     The application states that upon completion of the Restructuring, National Grid will register as a public utility holding company under the Act and become subject to regulation thereunder as NGG is currently. NiMo and its subsidiaries will be subject to regulation under the Act as subsidiaries of a registered holding company.

     Applicants request that the Commission affirm by order the continued exempt status of NiMo under Section 3(a)(1) of the Act. Applicants commit that as long as NiMo continues to exist as a holding company, it will not engage in any transaction such as upstream loans under Section 12(a), the sale of utility securities under Section 12(d), or the sale of goods and services under Section 13(a) that would be prohibited for a registered holding company, unless approved by the Commission. Applicants request that the Commission affirm by order the continued exempt status of Opinac Energy under Section 3(a)(5) of the Act and exempt by order Opinac and CNP Limited under Section 3(a)(5). Such orders would exempt Opinac, Opinac Energy and CNP Limited as holding companies of CNP Inc, a Canadian public utility company.

Requested System Financing Authorization

     Applicants seek Commission authorization to finance the National Grid System for the period beginning with the effective date of an order issued pursuant to this filing and continuing through the Authorization Period. The requested authorizations would amend and supplement the financing authorization granted by the Commission in the NEES Acquisition Order and would provide for the financial integration of NiMo and its subsidiaries into the National Grid System. The NEES Acquisition Order and all of its terms and conditions would remain in effect and would be extended through the Authorization Period, except as amended by the Commission's authorization of the proposals in this instant application.

     National Grid External Financing

     National Grid proposes to issue equity and debt securities in an amount aggregating not more than $5 billion at any one time outstanding ("Aggregate Limit") during the Authorization Period./12 Such securities could include, but would not necessarily be limited to, ordinary shares, preferred shares, options, warrants, long- and short-term debt (including commercial paper), convertible securities, subordinated debt, bank borrowings and securities with call or put options. National Grid may also enter into currency and interest rate derivatives as described below.

     National Grid proposes that the various securities to be issued would be limited as follows, but would not in the aggregate exceed the Aggregate Limit:

---------------------------------------------- ----------------------------
                  Security                             $ billions

---------------------------------------------- ----------------------------
Equity, including options and warrants/3                   3.5
---------------------------------------------- ----------------------------
Debt                                                       4.0
---------------------------------------------- ----------------------------


------------
12 The Aggregate Limit replaces the $4 billion limit in the NEES Acquisition Order and does not include the Merger-related financing. Because the Aggregate Limit applies only to securities issued and outstanding during the Authorization Period, when a security is issued during the Authorization Period and later redeemed or retired during the Authorization Period, the aggregate amount issued and outstanding under the Aggregate Limit is reduced and additional financing capacity under the Aggregate Limit is made available.

13 NGG currently has outstanding $742 million (translated at $1.60 equals one Pound) of 4.25% exchangeable bonds that mature in 2008. The bonds are exchangeable on or prior to February 8, 2008, at the option of the holder, into common stock of NGG. Should bondholders exchange their bonds prior to maturity, NGG may issue up to 110 million additional shares of common stock not included in the overall Aggregate Limit.
------------


     Except as provided below, the terms of all such debt and equity securities will be the same as the terms described in NGG's application in SEC File No. 70-9519 and authorized by the Commission in the NEES Acquisition Order. The debt incurred to finance the cash portion of the Merger consideration and described above, and the National Grid equity issued to NiMo shareholders, would not be included in the Aggregate Limit.

     Interest Rate and Currency Risk Management Devices

     National Grid proposes to enter into, perform, purchase and sell financial instruments intended to manage the volatility of currencies and interest rates, including but not limited to currency and interest rate swaps, caps, floors, collars and forward agreements or any other similar agreements ("Hedging Instruments"). National Grid would employ Hedging Instruments as a means of prudently managing the risk associated with any of its outstanding or anticipated debt by, in effect, synthetically (i) converting variable rate debt to fixed rate debt, (ii) converting fixed rate debt to variable rate debt, (iii) limiting the impact of changes in interest rates resulting from variable rate debt and (iv) providing an option to enter into interest rate swap transactions in future periods for planned issuances of debt securities.

     National Grid proposes to enter into Hedging Instruments with respect to anticipated debt offerings ("Anticipatory Hedges"), to fix and/or limit the interest rate risk associated with any new issuance. In addition to the use of Hedging Instruments, Anticipatory Hedges will be effected through (i) a forward sale of exchange-traded Government Securities/14 futures contracts, Government Securities and/or a forward swap (each a "Forward Sale"), (ii) the purchase of put options on Government Securities (a "Put Options Purchase"), (iii) a Put Options Purchase in combination with the sale of call options on Government Securities (a "Zero Cost Collar"), (iv) transactions involving the purchase or sale, including short sales, of Government Securities, or (v) some combination of a Forward Sale, Put Options Purchase, Zero Cost Collar and/or other derivative or cash transactions, including, but not limited to structured notes, caps and collars, appropriate for the Anticipatory Hedges.


------------
14 Government Securities would include U.S. Treasury obligations, U.K. Gilts or the appropriate government benchmark security for the currency involved in the hedge.
------------


     National Grid may seek to hedge its exposure to currency fluctuations through currency swaps or options and forward exchange or similar transactions. Off-exchange Hedging Instruments would be entered into only with other companies in the National Grid System or with counterparties whose senior debt ratings are investment grade as determined by Standard & Poor's, Moody's Investors Service, Inc. or Fitch IBCA, Inc. ("Approved Counterparties").

     The Intermediate Companies and the Utility Subsidiaries,/15 to the extent such securities are not exempt under Rule 52(a), also propose to enter into Hedging Instruments on the same terms applicable to National Grid, except that the Intermediate Companies will not enter into Hedging Instruments with counterparties outside the National Grid System or with National Grid USA or its subsidiaries.


------------
15 As defined in the application, the term Intermediate Companies means all holding companies in the chain of ownership of National Grid USA that are direct or indirect subsidiaries of NGG (currently) or National Grid (post-Restructuring) including National Grid (US) Holdings Limited, National Grid (US) Investments, National Grid (Ireland) 1 Limited, National Grid (Ireland) 2 Limited, National Grid General Partnership and any new companies in the chain of ownership as the structure may be revised from time to time. The term Utility Subsidiaries means all current National Grid USA public utility subsidiary companies and Niagara Mohawk.
------------


     Subsidiary Company Financings

     The application states that the Utility Subsidiaries will generally finance their operations on an exempt basis according to Rule 52(a) under the Act. To the extent their financing is not exempt, the Utility Subsidiaries other than Niagara Mohawk will finance their operations in accordance with the authorization granted in the NEES Acquisition Order as extended through the Authorization Period. The New York Public Service Commission ("NYPSC") regulates the issuance by Niagara Mohawk of equity securities and debt with maturities greater than one year. Consequently, Niagara Mohawk requests authorization to issue debt securities with maturities of less than one year in an aggregate amount outstanding at any one time not to exceed $1 billion. To the extent that Niagara Mohawk issues debt securities to third parties, any issuance would be subject to the general financing conditions set forth below.

     NiMo, Opinac and Opinac Energy have requested that the Commission find them to be exempt holding companies under Section 3 of the Act. These companies will, however, remain subsidiaries of a registered holding company. Applicants request authorization for NiMo, Opinac and Opinac Energy to issue and sell securities to associate companies, but not direct or indirect subsidiaries, provided that the issue and sale of the security are solely for the purpose of financing the existing business of each company and its respective subsidiaries and the interest rates and maturity dates of any debt security issued to an associate company are designed to parallel the effective cost of capital of that associate company.

     CNP Limited has also requested exempt holding company status under Section 3 and, together with its wholly-owned subsidiary CNP Inc, both companies will be subsidiaries of a registered holding company. Both CNP Limited and CNP Inc are public utility companies as that term is defined in Section 2(a)(3) of the Act, although neither company owns or operates utility assets located in the US. To permit these wholly-Canadian companies to operate under Canadian regulation with minimal conflict with the Act and the rules thereunder, Applicants propose that the Commission authorize CNP Limited and CNP Inc to issue equity and debt securities provided that no such securities would be issued to, or with recourse to, any National Grid System company (other than CNP Limited or CNP Inc and their respective subsidiaries).

     From time-to-time, CNP Limited or CNP Inc may seek to acquire interests in other businesses, including other public utility companies. Applicants request that CNP Limited and CNP Inc be permitted to make such acquisitions without the receipt of prior Commission authorization provided that: (1) any public utility company acquired is operated exclusively in Canada, and; (2) the acquisition is approved by the appropriate Canadian utility regulatory commission, where applicable. Consistent with the paragraph above, the National Grid System would not provide funding or credit support for an acquisition without seeking separate Commission authorization or qualifying the transaction under an exemptive provision of the Act such as Sections 32-34 or Rule 58.

     To provide increased flexibility to finance the operations of the National Grid USA Group, the Intermediate Companies and National Grid USA propose to issue and sell securities to: (a) direct and indirect parent companies, and; (2) NGG and its associate company subsidiaries./16 The Intermediate Companies and National Grid USA also propose to acquire securities from their direct or indirect subsidiary companies. In no case would the Intermediate Companies, National Grid USA or NiMo borrow, or receive any extension of credit or indemnity from any of their respective direct or indirect subsidiary companies.


------------
16 After the Restructuring, NGG will certify as a FUCO and become a holding company over National Grid Holdings, the current FUCO holding company in the National Grid System.
------------


     For reasons of economic efficiency, the terms and conditions of any financings between an Intermediate Company and its direct or indirect parent, or between an Intermediate Company and NGG or its associate company subsidiaries (i.e., the companies in the FUCO chain) will be on an arm's length basis. In all cases, however, the interest rates and maturity dates of any debt security issued by National Grid USA or NiMo to an associate company would be designed to parallel the effective cost of capital of a similar maturity debt security issued by National Grid.

     National Grid USA also requests authorization to issue debt securities to third parties through public or private offerings. Any such issuances will be limited to an aggregate amount outstanding at any one time of $500 million. All debt securities issued by National Grid USA to third parties would be subject to the general financing conditions set forth below.

     Money Pool

     National Grid requests authority to continue the operation of the Money Pool as previously authorized. In addition, Applicants propose that NiMo's current subsidiary companies, except for Telergy, Inc. and Telergy Central LLC, be authorized to both lend to and borrow from the Money Pool under the same terms and conditions authorized in the NEES Acquisition Order. Applicants also propose that any newly-formed or acquired or currently non-participating National Grid subsidiary company may participate in the Money Pool as a lender only. Applicants request that the Commission reserve jurisdiction over the participation of any newly-formed or acquired or currently non-participating National Grid subsidiary company as a Money Pool borrower pending completion of the record.

     Guarantees

     National Grid requests authorization to enter into guarantees, obtain letters of credit, enter into guaranty-type expense agreements or otherwise provide credit support with respect to the obligations of its subsidiaries as may be appropriate to enable such system companies to carry on their respective authorized or permitted businesses. In addition, authority is requested for the nonutility subsidiaries to enter into similar arrangements with one another, to the extent such transactions are not exempt under Rule 45. Guarantees entered into by National Grid in support of the external obligations of subsidiaries will be subject to a $2 billion limit (i.e., not included in the Aggregate Limit), based upon the amount at risk.

     Each of the Intermediate Companies, National Grid USA and NiMo is also seeking authorization to issue guarantees and other forms of credit support to direct and indirect subsidiaries. Guarantees entered into by such companies in support of the external obligations of direct or indirect subsidiaries would be subject to a limit of $1 billion based upon the amount at risk.

     New System Financing Parameters

     National Grid proposes that the financing of the National Grid System be subject to new parameters designed to assure that all financings are consistent with the continued financial soundness of the National Grid System. In place of the financing parameters from the NEES Financing Order, National Grid proposes that the following conditions would apply during the Authorization Period to any financings subject to Commission authorization:

     1.  Any  long-term  debt  issued  by  National  Grid  will be  rated at the
investment   grade  level  by  a  nationally   recognized   statistical   rating
organization;

     2. National Grid will maintain common stock equity/17 as a percentage of total capitalization,/18 measured on a book value US GAAP basis, of at least 28.5% or above at the time of the closing of the Merger and thereafter during the Authorization Period, and 30% or above by March 31, 2002;

     3. National Grid USA, on a consolidated basis, and most National Grid USA electric utility subsidiaries, and on an individual basis, would maintain common stock equity of at least 30% of total capitalization;/19

     4. The cost of money on National Grid's debt or preferred stock financings would not exceed the cost of comparable term U.S. treasury securities or government benchmark for the currency concerned plus the margin demanded in the financial markets in a competitive offering by an issuer of such securities with National Grid's credit rating, and;

     5. The underwriting fees, commissions or other similar remuneration paid in connection with the non-competitive issue, sale or distribution of a security would not exceed 5% of the principal or total amount of the security being issued.


------------
17 Common stock equity would include common stock (i.e., amounts received equal to the par or stated value of the common stock), additional paid in capital, retained earnings and minority interests.

18 Applicants would calculate the common stock equity to total capitalization ratio as follows: common stock equity (as defined in the immediately preceding footnote)/(common stock equity + preferred stock + gross debt). Gross debt is the sum of long-term debt, short-term debt and current maturities.

19 Niagara Mohawk, New England Electric Transmission Corporation and Vermont Yankee Nuclear Power Corporation would be excluded from the 30% common stock equity capitalization standard. In addition, the 30% standard would be applied to the combined capitalization of Nantucket Electric Company and Massachusetts Electric Company.
------------


     Payment of Dividends Out of Capital or Unearned Surplus

     As a result of the application of the purchase method of accounting to the Merger, the current retained earnings of NiMo and its subsidiaries, including Niagara Mohawk, will be eliminated and the value of the goodwill will be reflected as additional paid-in-capital in their financial statements. Niagara Mohawk requests authorization to pay dividends or to acquire, retire or redeem its securities using its capital or unearned surplus as described below. Applicants also request that NiMo, its nonutility subsidiaries, and CNP Inc and CNP Limited be permitted to pay dividends or to acquire, retire or redeem their securities without restriction. In the discussion below, the term "dividends" refers broadly to payments in the form of dividends or the acquisition, retirement or redemption of securities of the issuer.

     In addition, Applicants request that the Commission eliminate the restriction in the NEES Acquisition Order limiting the payment of dividends by the U.S. Utility Subsidiaries (as defined therein) to 80% of their post-NEES merger Gross Earnings, based on a rolling 5-year average. Applicants state that the restriction is unnecessary in light of the continuing commitment regarding minimum equity capitalization that would apply to such companies.

     Applicants propose that in any calendar year Niagara Mohawk will limit dividends paid on its common stock in accordance with the following dividend restriction commitments and guarantees. The relief requested herein is also proposed in Niagara Mohawk's application to the NYPSC for authorization to effect the Merger and is contingent upon, and may be revised subsequent to, NYPSC review.

--------------------------------- ---------------------------------------------
              Year                 Dividend limitation: Income available for
                                           common dividends plus:
--------------------------------- ---------------------------------------------
              2001                                $100 million
--------------------------------- ---------------------------------------------
              2002                                $100 million
--------------------------------- ---------------------------------------------
              2003                                $80 million
--------------------------------- ---------------------------------------------
              2004                                $60 million
--------------------------------- ---------------------------------------------
              2005                                $40 million
--------------------------------- ---------------------------------------------
              2006                                $20 million
--------------------------------- ---------------------------------------------
        2007 and beyond                                $0
-------------------------------- ----------------------------------------------

     Niagara Mohawk proposes to calculate income available for dividends based on a two-year rolling average. To the extent that Niagara Mohawk does not pay the maximum allowed in any year, the balance will be carried forward to subsequent years. To calculate "income available for dividends," Niagara Mohawk proposes to exclude non-cash charges to income resulting from accounting changes or charges to income resulting from significant unanticipated events. Niagara Mohawk also proposes to add back amounts attributable to the amortization of goodwill (a non-cash item) so that income available for dividends will reflect Niagara Mohawk's income before the deduction for goodwill amortization. In the future, Niagara Mohawk may seek to pay further dividends to distribute cash obtained in connection with major transactions, such as asset sales, divestitures or securitization transactions or for the purpose of reducing Niagara Mohawk's capital ratio to a level appropriate to its business risk.

     Tax Allocation Agreement

     Applicants propose to amend the National Grid USA group tax allocation agreement to add NiMo and its subsidiaries as members. Applicants request that the Commission authorize National Grid General Partnership to retain the value of the tax deduction associated with the debt incurred by National Grid to finance the Merger.

     Changes in Capital Stock of Subsidiaries

     The application notes that the NEES Acquisition Order authorized Applicants to increase the amount or change the terms of the authorized capital securities of National Grid USA, its subsidiaries and the Intermediate Companies, without additional Commission approval./20 The terms that may be changed include dividend rates, conversion rates and dates, and expiration dates. Applicants request that this authorization extend to NiMo and its wholly-owned subsidiaries. The changes to capital stock would affect only the manner in which financing is conducted by those companies and would not alter any of the terms or limits proposed in this Application or prior Commission orders.


------------
20 Applicants requested that the Commission reserve jurisdiction over changes to the capital stock of National Grid USA and any of its subsidiary companies that is not wholly-owned directly or indirectly by National Grid.
------------


     Financing Entities

     The application notes that the NEES Acquisition Order authorized NGG, the Intermediate Companies and the National Grid USA group to organize financing entities for the purpose of facilitating financings through their issuance to third parties of income preferred securities or other securities authorized hereby or issued pursuant to an applicable exemption. Applicants request authorization for NiMo and its subsidiaries to organize and employ financing entities in the same manner as authorized in the NEES Acquisition Order.

     EWG-FUCO Financing Limits

     National Grid proposes to use the proceeds of the financings proposed in this application, in part, for investments in exempt wholesale generators ("EWGs") and FUCOs. The application notes that the Commission reviewed the circumstances surrounding NGG's prior financing plan and concluded in the NEES Acquisition Order that NGG could finance additional EWG and FUCO investments and operations up to 50% of its consolidated retained earnings at any one time outstanding through May 31, 2003. The permitted investment would be in addition to NGG's EWG and FUCO investment prior to its becoming a registered holding company. Counting NGG's EWG and FUCO investments prior to its becoming a registered holding company, the NEES Acquisition Order authorized NGG to invest up to 252% of its retained earnings in EWGs and FUCOs.

     NGG's aggregate investment, as defined in Rule 53(a), in EWGs and FUCOs as of September 30, 2000 was $4,034,303,800./21 As of September 30, 2000, NGG's
consolidated retained earnings calculated in accordance with US GAAP was $3,296,256,000. Consequently, NGG's aggregate investment in EWGs and FUCOs as a percentage of its consolidated retained earnings was 122% as of September 30, 2000.


------------
21 Aggregate investment is defined in Rule 53 under the Act to include all amounts invested, or committed to be invested, in EWGs and FUCOs, for which there is recourse, directly or indirectly to National Grid. This limit is applied on a net basis and to the extent National Grid's previous investments or guarantees have been repaid or have expired, those investments are netted from the total aggregate investment.
------------


     National Grid now proposes to succeed to the authority previously granted to NGG. National Grid proposes that its aggregate investment in EWGs and FUCOs would be limited to 252% of its consolidated retained earnings through the Authorization Period.

Intra-System Service Transactions

     The application states that the NEES Acquisition Order authorized the continuation of the former New England Power Service Company (since renamed National Grid USA Service Company) as the new service company for the National Grid USA group. In addition, the NEES Acquisition Order authorized National Grid Company to provide certain services to the National Grid USA group in accordance with Section 13 of the Act and the rules thereunder. Applicants now propose that NiMo and its subsidiaries would enter into service agreements with National Grid USA Service Company and receive services from National Grid Company. The application states that this affiliate service relationship will follow in all material respects the authorization granted in the NEES Acquisition Order. National Grid USA Service Company will continue to be operated in accordance with the policies and procedures manual previously filed and the service agreements entered into between National Grid USA Service Company and NiMo and its subsidiaries would be in the same form as those entered into by the current National Grid USA group./22


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22   An employee  transfer  credit equal to 25% of an employee's  salary will be applied to reduce any stranded costs. This fee applies only to the transfer
     of  a  Niagara  Mohawk  employee  to  an  unregulated   competitive  energy
     affiliate, such as NM Energy, and is not a sale of goods or services subject to Section 13 of the Act or the rules thereunder.
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Nonutility Reorganizations

     Applicants propose to restructure the nonutility subsidiaries from time to time as may be necessary or appropriate in the furtherance of the National Grid System's authorized nonutility activities. To that end, National Grid requests authorization to acquire, directly or indirectly, the equity securities of one or more intermediate subsidiaries ("Intermediate Subsidiaries") organized exclusively for the purpose of acquiring, financing, and holding the securities of one or more existing or future nonutility subsidiaries. Intermediate Subsidiaries may also provide management, administrative, project development, and operating services to such entities.

     The Intermediate Subsidiaries would be organized for the purpose of acquiring, holding and/or financing the acquisition of the securities of or other interest in one or more Rule 58 subsidiaries, ETCs or other non-exempt nonutility subsidiaries. Applicants expect that as a general matter all EWG and FUCO operations would be conducted under NGG after the Restructuring. Applicants propose that the Intermediate Subsidiaries may also engage in development activities and administrative activities relating to the permitted businesses of the nonutility subsidiaries. To the extent such transactions are not exempt from the Act or otherwise authorized or permitted by rule, regulation or order of the Commission issued thereunder, National Grid requests authority for Intermediate Subsidiaries to provide management, administrative, project development and operating services to such entities.

     The application-declaration and any amendments thereto are available for public inspection through the Commission's office of Public Reference. Interested persons wishing to comment or request a hearing should submit their views in writing by______________, 2001, to the Secretary, Securities and Exchange Commission, Washington, DC 20549, and serve a copy on the applicant-declarant at the address specified above. Proof of Service (by affidavit or, in the case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this manner. After said date, the application-declaration, as filed or as it may be amended, may be permitted to become effective.

                  For the Commission by the Division of Investment Management, pursuant to delegated authority.

                                                     Jonathan G. Katz
                                                     Secretary